UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. _______)

Veolia Environnement

(Name of Issuer)

Ordinary shares, nominal value €5 per share,
represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share

(Title of Class of Securities)

92334N103

(CUSIP Number)

Groupe Industriel Marcel Dassault 9, Rond Point des Champs Elysées – Marcel Dassault 75008 Paris France +33.1.53.76.93.00 Attn: Madame Josée Sulzer	with a copy to: Cleary Gottlieb Steen & Hamilton LLP 12, rue de Tilsitt 75008 Paris France +33.1.40.74.68.00 Attn: Andrew A. Bernstein

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Groupe Industriel Marcel Dassault, SAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES	7	SOLE VOTING POWER 23,991,692
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 720,962
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 23,991,692
WITH	10	SHARED DISPOSITIVE POWER 720,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,712,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01
14	TYPE OF REPORTING PERSON HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dassault Belgique Aviation, SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 720,962
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 720,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15
14	TYPE OF REPORTING PERSON HC

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares of nominal value €5 per share, represented by American Depositary Shares (evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share (the “Shares”), of Veolia Environnement, a société anonyme organized under the laws of France (the “Issuer”).  The principal executive office of the Issuer is located at 36/38, avenue Kléber, 75116 Paris, France.

Item 2. Identity and Background.

The names of the persons filing this statement are (i) Groupe Industriel Marcel Dassault, SAS, a société par actions simplifiées organized under the laws of France (“GIMD”) and (2) Dassault Belgique Aviation, SA, a société anonyme organized under the laws of Belgium (“DBA”).  DBA is held 99.94% by GIMD.

(1)           GIMD is a holding company that, through its subsidiaries, engages in civil aviation and military businesses: the design and manufacture of civil and military aircraft; the development and integration of complex systems; manufacture of interior fittings for private companies and governments; and the provision of maintenance, management, technical support, and aircraft operation consulting services.  GIMD also owns 43.84% of Dassault Systèmes SA, which is listed on the Euronext Paris and which has American Depositary Shares outstanding in the United States.  The principal offices of GIMD are located at 9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris.  The names of each executive officer and director of GIMD are set forth on Schedule A.

GIMD is ultimately controlled by Monsieur Serge Dassault, Madame Laurence Dassault and Monsieur Nicole Dassault.  Their names and addresses are set forth on Schedule A.

(2)           DBA is a owned 99.94% by GIMD. DBA is also a holding company that, through its subsidiaries, engages in civil aviation and military businesses, and its principal office is located at Rue de Strasbourg 13, 1130 Haren, Belgium.  The names of each executive officer and director of DBA are set forth on Schedule B.

Item 3. Source and Amount of Funds or other Consideration.

The source of funding for acquisitions of the Issuer’s Shares by GIMD and DBA has been the general working capital of GIMD and DBA respectively.

Item 4. Purpose of Transaction.

Groupe Industriel Marcel Dassault, as part of a long-term commitment to participate in the capital of Veolia Environnement, passed the 5% ownership threshold in Veolia Environnement’s Shares on March 11, 2010.  GIMD believes that the Issuer’s business model, strong management and development strategy reflect a strong growth potential. GIMD intends to seek representation on the board of directors of the Issuer.

GIMD intends to optimize the value of its investment in the Issuer and, therefore, will review from time to time the Issuer’s business plans and financial position.  Based on such evaluation and review, as well as general economic and industrial conditions existing at the time, each of GIMD and DBA may consider from time to time various alternative courses of action.  Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions or otherwise.  Alternatively, such actions may involve the sale of a limited portion of the Shares held by GIMD or DBA or other securities in the open market, in privately negotiated transactions or otherwise.  Such action may also involve voting any Shares at any Issuer shareholder meeting.

Other than as described above, GIMD and DBA do not presently have any plans or proposals that relate to or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b)                      GIMD directly owns 20,696,851 Shares, representing 4.19% of the Issuer’s share capital and voting rights, and 3,294,841 options, exercisable prior to April 30, 2010, to acquire Shares, which represent 0.67% of the Issuer’s share capital and voting rights.  When these options are exercised, GIMD will directly hold 23,991,692 Shares or 4.86% of the Issuer’s share capital and voting rights.  In addition, GIMD, by virtue of its 99.4% interest in DBA, is the beneficial owner of 720,962 Shares held by DBA, and shares the right to vote and dispose of these Shares with DBA.  In aggregate therefore, GIMD is the beneficial owner of 24,712,654 Shares representing 5.01% of the share capital and voting rights of the Issuer.

Mme. Nicole Dassault holds 824 of the Issuer’s Shares.  M. Olivier Costa de Beauregard, Managing Director and Deputy Executive Officer of GIMD and Managing Director of DBA, owns 580 of the Issuer’s Shares.  Other than Mme. Dassault and M. Costa de Beauregard, to the best knowledge of GIMD, no director or executive officer listed on Schedule A, or any of GIMD’s control persons, owns or has any right to acquire, directly or indirectly, any of the Issuer’s Shares.

DBA directly owns 720,962 Shares, representing 0.15% of the capital stock and voting rights of the Issuer.  DBA shares the right to vote and dispose of these Shares with its parent company GIMD. Other than M. Costa de Beauregard, to the best  knowledge of DBA, no director or executive officer listed on Schedule B owns or has any right to acquire, directly or indirectly, any of the Issuer’s Shares.

(c)           Within the past sixty days, the following transactions in the Issuer’s Shares were effected:

•
GIMD – Within the past sixty days, GIMD has acquired 8,680,287 of the Issuer’s Shares on the public market at the prevailing market price.  In addition, GIMD purchased options to purchase 1,411,295 of the Issuers Shares; these options were purchased from investment banking institutions at prices based on the prevailing market prices at the time of purchase.

•	DBA – On March 8, 2010, DBA sold 100,840 of the Issuer’s Shares to GIMD for a price of $23.80 per share, the market price at that time.

•	To the best knowledge of GIMD and DBA, no person listed on Schedule A or Schedule B has engaged in any transaction in the Issuer’s Shares in the past sixty days.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GIMD or DBA or, to the best knowledge of GIMD or DBA, any of the Shares beneficially owned by the persons identified on Schedule A or Schedule B.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

As of March 11, 2010, GIMD held options to purchase 3,294,841 of the Issuer’s Shares, as part of its stock buying program with an investment banking counterparty.  GIMD has also sold put options which would enable the counterparty to put 2,461,845 of the Issuer’s Shares to GIMD.  These put options can be settled through the purchase of the underlying Shares or through cash settlement.

Item 7. Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement dated as of March 22, 2010 between Groupe Industriel Marcel Dassault, SAS and Dassault Belgique Aviation, SA

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GROUPE INDUSTRIEL MARCEL DASSAULT, SAS /s/ Olivier Costa de Beauregard
Name:	Olivier Costa de Beauregard
Title:	Managing Director and Deputy Executive Officer

DASSAULT BELGIQUE AVIATION, SAU /s/ Olivier Costa de Beauregard
Name:	Olivier Costa de Beauregard
Title:	Managing Director

Dated: March 22, 2010

Signature to Schedule 13D dated March 22, 2010

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING

GROUPE INDUSTRIEL MARCEL DASSAULT, SAS

Name	Business Address	Present Principal Occupation or Employment	Citizenship
M. Serge Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Chairman of the Board and Chief Executive Officer - GIMD	France
Mme. Nicole Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France		France
M. Olivier Costa de Beauregard	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Managing Director and Deputy Executive Officer - GIMD	France
M. Claude Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Managing Director - GIMD	France

*Persons ultimately controlling the voting and dispositive power over the Shares held by GIMD.

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING DASSAULT BELGIQUE AVIATION SA

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
M. Laurent Dassault, President	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Strategic and Organizational Development Advisor for Groupe Industriel Marcel Dassault		France
M. Gerard Limat, Vice President	Route de Gy 27 1252 Meinier, Geneva, Switzerland	President of the Switzerland subsidiaries of Groupe Industriel Marcel Dassault	Terramis / Sita Financial Company Route de la Heitera 14, 1700 Fribourg, Switzerland	Switzerland
M. Olivier Costa de Beauregard, Managing Director	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Managing Director and Deputy Executive Officer – Groupe Industriel Marcel Dassault		France
M. Loik Segalen, Member of the Board	78 quai Marcel Dassault, 92552 Saint Cloud, France	Managing Director of Economic and Finance Matters for Dassault Aviation	Dassault Aviation Military and Civil Aircraft 78 quai Marcel Dassault 92552 Saint Cloud, France	France
M. Gautier Bataille de Longprey, Member of the Board	DeGroof Bank, SA 44, Rue de L’Industrie, 1040 Bruxelles, Belgium	Managing Director, DeGroof Bank, SA		Belgium